Debevoise & Plimpton LLP 66 Hudson Boulevard New York, NY 10001 +1 212 909 6000

January 16, 2025

Edwin Kim

Division of Corporation Finance

Office of Technology

100 F. Street N.E.

Washington, D.C. 20549

Re:	Windstream Parent, Inc. Amendment No. 3 to Registration Statement on Form S-4 Filed December 5, 2024 File No. 333-281068

Dear Mr. Kim:

This letter sets forth the responses of Windstream Parent, Inc. (the “Registrant”) to the comments contained in your letter, dated January 6, 2025, relating to Amendment No. 3 to the Registration Statement on Form S-4, filed by the Registrant on December 5, 2024 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is filing, via EDGAR, Amendment No. 4 to the Registration Statement (“Amendment No. 4”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 4.

Amendment No. 3 to Form S-4 filed December 5, 2024

Information about New Uniti, page 60

1.	We note your disclosure on page 60 states, "Non-recurring amounts in this context include the expected net income tax benefit relating to Uniti not qualifying as a REIT after the Closing and the tax impacts relating to the IRS Ruling Request." However, it appears that $986 million of the non-recurring gain recognized for the year ended December 31, 2023 relates to settlement of pre-existing relationships between Windstream and Uniti. Specifically, most of the gain is due to the structure of the business combination and Windstream and Uniti using different accounting for the same transactions. Please disclose this information in your filing.

The Registrant advises the Staff that it has revised the disclosure in the “Information about New Uniti” section of Amendment No. 4 to indicate that the non-recurring amounts recognized for the year ended December 31, 2023 include the settlement of pre-existing relationships between Windstream and Uniti, which reflects a non-recurring gain that is primarily due to the structure of the business combination and Windstream and Uniti using different accounting for the same transactions.

Unaudited Pro Forma Condensed Combined Financial Information, page 72

Edwin Kim	2	January 16, 2025

2.	We continue to consider your responses to prior comments 6, 18 and 20 of your letter dated October 29, 2024 along with your responses to the related comments in your letter dated December 5, 2024.

The Registrant acknowledges the Staff’s comment and will await the Staff’s further consideration and comment.

3.	We note your response to prior comment 16. Please provide disclosure similar to your response in your unaudited pro forma financial information.

The Registrant advises the Staff that it has revised the disclosure in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 4 to provide disclosure similar to its response to prior comment 16.

4.	Please explain in your filing why depreciation and amortization expense is decreasing while the property plant and equipment balance is increasing. Identify in your disclosure the assets that you assigned longer estimated useful lives and disclose the reasons for this change.

The Registrant advises the Staff that it has revised the disclosure in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 4 to expand footnote 7CC to identify certain assets that were assigned longer estimated useful lives and the reasons for this change.

5.	Please explain in your filing why amortization expense is decreasing while the intangible asset balance is increasing. Disclose if you have lengthened the estimated useful lives and the reasons for this change.

The Registrant advises the Staff that it has revised the disclosure in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 4 to expand footnote 7DD to identify the change in the estimated useful lives for certain intangible assets and the reasons for this change.

Liquidity and Capital Resources Following the Merger, page 163

6.	We note your response to prior comment 21. However you did not address the second part of our comment which asked for you to discuss the covenant compliance obligations following the merger. Specifically, for each loan that has a financial covenant, disclose the maintenance leverage ratio and disclose what you believe will be the leverage ratio based on your unaudited pro forma financial statements.

The Registrant advises the Staff that it has added disclosure to the “Liquidity and Capital Resources Following the Merger” section of Amendment No. 4 to state the maintenance and pro forma leverage ratios for each of Windstream and Uniti.

Edwin Kim	3	January 16, 2025

7.	We note disclosure on page 52 that "Windstream is facing claims... related to lead contained in copper network assets." Tell us how you considered ASC 450-20 with regards to this matter.

The Registrant acknowledges the Staff’s comment and advises the Staff that the Registrant has considered ASC 450-20 and it presently does not believe any loss relating to such claims is reasonably possible or reasonably estimable because such claims are in very early stages of litigation, and liability and damage issues have not developed to the point where the Registrant can conclude there is either a reasonable possibility of a loss or an estimable amount or range of possible losses. There are numerous factors that the Registrant considered in concluding that a loss relating to these claims is neither reasonably possible nor reasonably estimable. Such factors include, among other things, (i) the nature of the claims, including the fact that a subsidiary of the Registrant is one of multiple named defendants, (ii) the absence of reputable findings by a governmental body that lead-clad cables pose any risk, (iii) the present lack of evidence to support the claim that any lead-clad cable either presently in use or previously used by the Registrant in New York has caused or contributed to lead exposure to any individual and (iv) the fact that damages are not specified, are uncertain, unsupportable or unexplained. The Registrant advises the Staff that legal proceedings that may present reasonably possible losses are closely monitored over the course of each fiscal quarter, and the Registrant will continue to consider ASC 450-20 with regards to such proceedings.

8.	With regard to the Merger, we note based on disclosure on page 96 that the Management Incentive Plan cash payments are estimated to be $21 million and the executive cash transaction bonus is estimated to be $20.1 million. Please disclose these estimated cash payments and who will receive them at the forefront of your filing.

In response to the Staff’s comment, the Registrant has supplemented the disclosure relating to the Management Incentive Plan cash payments and cash transaction bonus payments in the “Summary of the Proxy Statement/Prospectus—Interests of Windstream’s Directors and Executive Officers in the Merger” and “The Merger Agreement—Effect of the Transactions on the Equity Interests of Windstream Equityholders and Closing Cash Payment” sections of Amendment No. 4.  The Registrant respectfully advises the Staff that it does not believe disclosure of the individuals who will receive these payments is required or warranted under the circumstances.  The Registrant does not believe there is a basis to require disclosure of individual payments in the Registration Statement under Item 19 of Form S-4, Item 404 of Regulation S-K, or otherwise.  No vote of Windstream’s equityholders is required in connection with the Merger, and disclosure of the individuals who will receive these payments is not relevant to the Uniti stockholders’ voting decision with respect to the Merger. In addition, none of the individuals who will receive these payments are expected to be executive officers of New Uniti following the Closing.

* * * * *

Edwin Kim	4	January 16, 2025

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6121 or Steven J. Slutzky at (212) 909-6036.

Sincerely,

/s/ Benjamin R. Pedersen

cc:	Inessa Kessman

Robert Littlepage

Jan Woo

U.S. Securities and Exchange Commission

Kristi M. Moody

Paul H. Sunu

Windstream Parent, Inc.

Steven J. Slutzky

Debevoise & Plimpton LLP

H. Oliver Smith, Esq.
Evan Rosen, Esq.
Michael Kaplan, Esq.

Davis Polk & Wardwell LLP